UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS COMPANYS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934




Commission file no.          0001074828
                    ----------------------------

                             CIGAR KING CORPORATION
                 (NAME OF SMALL BUSINESS COMPANY IN ITS CHARTER)


                  Nevada                                    91-1948357
               -----------                                 -------------
     (State or Other Jurisdiction of                     (I.R.S. Employer
     Incorporation or Organization)                      Identification No.)

      Suite 825-1200 West 73rd Avenue
         Vancouver, British Columbia

                      Canada                                V6P 6G5
  ---------------------------------------              -----------------
  (Address of Principal Executive Officer)                 (Zip Code)


                                 (604) 267-1100
                         ------------------------------
                          (Company's Telephone Number)


Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:


                    Common Stock, par value $0.001 per share
                    -----------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS



    ITEM                                                                 PAGE
    -----                                                               ------
                                     PART 1
    Item 1      Description of Business                                     3
    Item 2      Management's Discussion and Analysis or Plan of Operation  15
    Item 3      Description of Property                                    18
    Item 4      Security Ownership of Certain Beneficial
                    Ownership and Management                               18
    Item 5      Directors, Executive Officers, Promoters and
                    Control Persons                                        20
    Item 6      Executive Compensation                                     21
    Item 7      Certain Relationships and Related Transactions             22
    Item 8      Description of Securities                                  23

                                     PART 11
    Item 1      Market Price of and Dividends on the Registrant's
                    Common Equity and Other Stockholders Matters           24
    Item 2      Legal Proceedings                                          24
    Item 3      Disagreement With Accountants and Financial Disclosure     24
    Item 4      Recent Sales of Unregistered Securities                    24
    Item 5      Indemnification of Directors and Officers                  25

                                    PART F/S
                Financial Statements                                       27

                                    PART 111
    Item 1      Index to Exhibits                                          36
    Item 2      Description of Exhibits                                    36


                      ------------------------------------

                       DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:        None

                                     PART 1

ITEM 1. DESCRIPTION OF BUSINESS


HISTORICAL OVERVIEW OF THE COMPANY



         Cigar King Corporation, a Nevada corporation (the "Company"), was incorporated on October 8, 1998. The Company has no subsidiaries and no affiliated companies. The Company's executive offices are located at Suite 825 - 1200 West 73rd Avenue, Vancouver, British Columbia, Canada, V6P 6G5, (TEL) 604-267-1100 (FAX) 604-267-1101.

         The Company is engaged in the development of a kiosk system for the distribution and sale of cigars and cigar related accessories (see Part 1, "Development of the Cigar King Concept"). Management anticipates that the Company's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the Bulletin Board. The Company has not yet applied to have its shares quoted on the Bulletin Board but will consider having its shares called for trading once this Form 10-SB has no more comments from the United States Securities and Exchange Commission.

         On November 24, 1999, the Company entered into an agreement with Archer Investments Inc. ("Archer"), a party dealing at arm's length with the Company, its directors and officers, whereby it acquired the rights to develop the concept for selling cigars through a kiosk system in consideration for $50,000; which the Company has paid (Exhibit 6 (a) (ii)). Under the above noted agreement, the Company acquired the rights to use the name of "Cigar King" and the rights to market the concept any where in the world without Archer's approval. The Company was to receive any reports, blueprints and documents held by Archer relating to the development, marketing and sale of the concept. The only documentation received by the Company was a business plan which forms, in part, the basis of this Form 10-SB, other than it related to establishing the kiosk system in Seattle, Washington rather than Vancouver, British Columbia. Under the agreement the Company does have the executive rights to use the name "Cigar King" in the marketing of high quality cigars through a climate controlled kiosk merchandise display case. There are no copyrights or trademarks for the Cigar King concept and no applications have been made or are pending.

         The Company has no revenue to date from the development of its kiosk concept, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop the Company's kiosk system to a stage where a decision can be made by management as to whether or not the consuming public is interested in this form of retail selling. Initially, the Company will require $27,500 to design the kiosk prototype and acquire the kiosk location. Once the Company has obtained a suitable location it will require an additional $75,800 to construct and test the prototype. The Company anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 1 - "Plan of Operations"), but there can be no assurance that the Company will be successful in obtaining additional capital for its concept from the sale of its capital stock or in otherwise raising substantial capital. The directors and officers of the Company have not pledged, at this time, any further financial commitment to the Company but are willing to add additional funding if required to a limit of $30,000. No other commitments for funding is available at this time.

         In the event the consuming public is not interested in the Company's concept of selling cigars by way of a kiosk the Company will consider an association with several cigar manufacturers to distribute their cigars and tobacco leaves. With the competition already in place this might prove to be difficult for the Company. There is no assurance the Company will be able to sell enough cigars to ensure a profit. The Company has not taken any steps to identify cigar manufacturers and no discussions have taken place in this regard. The Company must be considered subject to all the risks inherent in any newly formed business, including the absence of a long, profitable operating history, lack of market recognition and limited banking and financial relationships.

         In an Offering Memorandum dated December 4, 1998, the investors signing a subscription agreement attached to the Offering Memorandum acknowledged that the nature of their investment was speculative and involved a high degree of risk. Each potential investor was supplied with a copy of the Offering Memorandum. In the Offering Memorandum it states "the Subscriber may lose all of the investment made hereunder". If the Company is not successful, management does not intend to return any of the subscription proceeds to the shareholders.

         The Company was incorporated in the State of Nevada for tax reasons. Had the Company been incorporated in the Province of British Columbia, it would have been subject to Provincial Capital Tax on its outstanding capital stock and Federal Corporate Income Tax on its profits. Once the Company becomes a public entity, the Federal Corporate Income Tax rate will be approximately 51% of net income. Management is considering registering ex-provincially once operations commence. This will allow it to transfer funds to Nevada by paying a withholding tax rate of 15% based on the Canada/US Tax Treaty. With Nevada having no State tax it was advantageous for the Company to incorporate in the State of Nevada.



PLANNED BUSINESS

         The Company is a start-up company founded for the purpose of building a retail premium cigar business that purchases premium cigars and sells them, along with premium cigar accessories, through Company-owned and operated Cigar King retail kiosks.

         In addition to developing its initial market in the distribution of premium cigars in the Greater Vancouver Area, the Company will consider expansion to other cities in Western Canada, such as Calgary, Edmonton, Victoria and Regina. Expansion will only occur when adequate funds are available and the Company can foresee a positive return on its investment. (See Part 1, Item 2 Management's Discussion and Analysis or Plan of Operation").

         Much of the discussion contained in this section is "forward looking" in that actual results may materially differ from the Company's plans as currently contemplated. Information concerning all the factors associated with the Company is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.


         None of the directors or officers have any experience in owning or operating a cigar retail business.

         All dollar amounts shown in this document are stated in United States dollars unless otherwise noted.


DEVELOPMENT OF THE CIGAR KING CONCEPT

a.       Industrial Overview

         According to Cigar Association, approximately 280,000,000 premium cigars were sold in the United States in 1996, reflecting sales of $550,000,000 to $600,000,000, or $1.96 to $2.14 per cigar. The number of premium cigars sold in 1996 increased 67% over 1995. In units, premium cigars accounted for 6.4% of all cigars sold, but over 40% of the total dollars ($1,300,000,000) were spent on cigars. According to Tobacconist Magazine, the Official Publication of the Retail Tobacco Dealers of America, the number of premium cigars sold in the United States in 1997 increased 22% over 1996. The Tobacconist Magazine reported flat sales in the United States in the first half of 1998.

         The Company was unable to procure market data specific to Canada other than is more fully described under Cigar Smokers below. However, the Company believes, on a per person basis, the consumption of premium cigars in Canada reflects that of the United States. Therefore, because the population of Canada is one-tenth the population of the United States, the Company estimates the market for premium cigars in Canada is one-tenth the size of that of the United States. Accordingly, the Company estimates premium cigar sales in Canada of $650,000,000 in 1997. Because the population of Greater Vancouver area is roughly one-tenth the population of Canada, the Company estimates the 1997 market for premium cigars in the Greater Vancouver area at CDN $65,000,000. In Canadian dollars, at an exchange rate of 1.45, the Company estimates the 1997 market in the Greater Vancouver area at CDN $95,000,000. The Company believes that this is the current market as at the date of this Form 10-SB.

         Growth in the retail market for premium cigars has been aided by several factors, including the emergence of cigar evenings, the publication of the magazine Cigar Aficionado ("Cigar Aficionado"), the recapture of the cigar's traditional image as a symbol of success, celebration and achievement, and the rise in self-indulgence. However, it appears that the market for premium cigars has reached its peak in both the U.S. and Canada. The future for the market is uncertain. There are no assurances that the market will sustain current sales, or whether it will drop dramatically to its earlier levels.

         The Company is relying of its selection of cigars as set forth in the publications of Cigar Aficionado. If Cigar Aficionado ceases publication, the Company will rely on other publications, namely Smoke magazine and Cigar magazine, for critiques of newly introduced cigars. In addition, the Company can access the Internet Cigar Group's comprehensive database of cigar critiques. The Internet Cigar Group is the largest cigar-related Internet organization in the world. For established brands, the back editions of Cigar Aficionado provide the critiques of the 1,300 cigars in its database. Additionally, The Ultimate Cigar Book, written by Richard Carleton Hacker, is the best-selling cigar book in the world, and is regarded as an authority on the different cigar brands.

         When the premium cigar market was growing in 1995, 1996 and 1997, the availability of premium cigars became increasingly constrained by accelerating demand in the face of a world-wide shortage of premium cigar leaf tobacco. In response to this demand, premium cigar manufacturers rushed to produce more premium cigar leaf tobacco and more premium cigars. Currently, with the flatness of the market, and the output of the newly produced cigars, there is no shortage in supply.


         The retail market for premium cigars is highly fragmented. The market is characterized by hundreds of small, independent operators and small retail chains. No single chain in the United States or Canada has a significant share of the retail market for premium cigars. The

Company anticipates the retail market will become consolidated, with the emergence of a small number of larger companies in clear leadership positions.

b.       Cigar Smokers


         Almost 60 percent of Canadian smokers are addicted. There are 5,800,000 smokers in Canada, approximately 19 percent of the entire population. The National Population Health Survey interviews members of more than 200,000 households every two years. The results from 1996/1997 shows 10% of Canadians who said they were smokers in 1994/1995 have quit and 3 percent have cut down. But 1,300,000 have started or resumed smoking, so in total there has been a slight decrease in the number of smokers, from 31 percent to 29 percent. Other statistics revealed are as follows:

      o the average number of cigarettes smoked daily is 18 whereas the number of cigars is 4.

      o men are more likely to smoke than women; less than 4% of all cigar smoker are women.

      o 44 percent of Canadians have never smoked.

      o lower income Canadians are more likely to smoke than richer ones.

      o smokers are more likely to be found in jobs in factories, fishing, construction and mining than in ones such as teaching, natural resources and medicine.

      o Smokers in percentage of the numbers of persons in some of the Canadian provinces are as follows:

                     Quebec                             34%
                     Nova Scotia                        33%
                     Prince Edward Island               33%
                     Ontario                            26%
                     British Columbia                   26%

         The above noted statistics are derived from the Globe & Mail newspaper (January 21, 1999) published in Toronto, Ontario.

         In an article published by the Province newspaper in Vancouver, British Columbia on November 18, 1998 it stated that cigarette and other smoking among US college students of all back-grounds has increased by 28% in the last 4 years. A survey of 116 four-year colleges by the Harvard School of Public Health found 28% of students smoking in 1997, up from 23% in 1994.

         More than a quarter of the smokers in the 1997 survey began smoking regularly while in college. "We found a dramatic increases in smoking among all college students, at all types of colleges" said Henry Wechsler, Director of College Alcohol Studies at the school and lead author of the report published in the Journal of American Medical Association.

         Smokers of premium cigars tend to be more highly educated and more affluent than the population at large. The magazine Cigar Aficionado ran an advertisement in the magazine Direct in February 1996 which reported that the average household income for its 150,000 readers was $148,000; the median income was $109,000; the average net worth was $1.1 million. Seventy-nine percent (79%) graduated from college and forty-nine percent (49%) took post-graduate courses. As for occupation, sixty-five percent (65%) were described as managerial/professional; seventeen percent (17%) were owner/president; twenty-four percent (24%) were CEO/COO/CFO. They smoked an average of eight cigars per week and spent an average of $4.10 per cigar. The average usually spent on premium cigars per week was $35.50. Seventy-three percent (73%) reportedly stock up by the box.


c.       Plan of Operation

         The Company intends to locate twenty-five Company-owned and operated Cigar King retail kiosks in the Greater Vancouver Area in a period of two and one-half years. The Company intends to locate the kiosks centrally and in close proximity to achieve operating and marketing efficiencies and to enhance awareness of the Cigar King brand. The Company intends to locate the kiosks in high-foot traffic, high-visibility.

         The Company's start-up and expansion plan involves four phases:


     Phase I
         Phase I is the design of the kiosk prototype and the acquisition of the kiosk location. The Company estimates the cost of Phase I at $27,500 (Cdn. $40,000), which is comprised of $3,500 for legal expense, $10,300 for kiosk design, $3,500 for the production of the property manager proposal, and $10,200 to induce the property manager to agree to the kiosk installation and the terms of the tenancy agreement. The Company estimates that Phase I will take three months from the date the Company receives the $27,500 in funding.

     Phase II
         Phase II is the construction and test of the kiosk prototype. The Company estimates the construction of the kiosk prototype, the design and development of promotional and merchandising programs, and the procurement of cigars and cigar accessories, as well as the hiring and training of staff, will take two months from the date the Company acquires the kiosk location. Accordingly, the Company anticipates the kiosk prototype will be open for business and operating immediately thereafter. The Company estimates the cost of Phase II at $75,800 (Cdn. $110,000). This cost includes kiosk construction expense, promotion and merchandising expense, and inventory expense, as well as unallocated working capital to cover, in part, start-up losses.

     Phase III
         Provided the kiosk concept is viable, Phase III involves the opening of a further fourteen Cigar King kiosks in central Vancouver, bringing the total number of Cigar King kiosks to fifteen. The Company estimates the cost of Phase III at $386,000 (Cdn. $560,000). Provided the Company is adequately funded, the Company estimates it will take twelve months to procure fourteen adequate locations, construct the kiosks, and have them open for business.

     Phase IV
         Provided Phase III is viable, Phase IV involves the opening of a further ten Cigar King kiosks in the Greater Vancouver Area, bringing the total number of Cigar King kiosks to twenty-five. The Company estimates the cost of Phase IV at $276,000 (Cdn. $400,000). Provided the Company is adequately funded, the Company estimates it will take twelve months to procure ten adequate locations, construct the kiosks, and have them open for business.

         At present the Company does not the funds to complete Phase I without the help of its directors who have agreed to advance $30,000 to the Company. These funds will only be advanced if there is certainty that the Company can progress to Phases II and III. If the funds are not advanced for Phase I then there is the possibility that the Company will not proceed with the concept.


d.       Product

         The Company will offer only the highest-quality cigars, stocking and displaying them in the Company's climate-controlled kiosk merchandise display cases. Thirty types of premium cigars will be offered, along with a limited selection of premier cigar cutters, ashtrays, lighters, travel and pocket humidors, and cigar-related publications. The design of the Cigar King kiosk will be upscale, with emphasis on Cigar King branding and on maximizing cigar display. The kiosk design will reflect Cigar King's principal position, that of an expert and knowledgeable purveyor of premium cigars.

         The Cigar Association uses three criteria to define a premium cigar:

                 (i)    made by hand;
                 (ii)   consisting  of all  natural,  long-filler  tobacco;  and
                 (iii)  retailing anywhere from $1.25 to more than $25.

     The Company will offer only premium cigars rated 80 or better by Cigar Aficionado. Cigar Aficionado maintains a comprehensive Internet database of nearly 1,300 cigar ratings - every cigar the magazine has rated since the magazine's launch in September, 1992. All cigars in the database are scored on a 100-point scale: 95 to 100 - classic; 90 to 94 - outstanding; 80 to 89 - very good to excellent; 70 to 79 - average to good commercial quality; and below 70 - not worth considering. Further, the database enables the user to profile cigars based not only on rating, but also; size, origin, brand and price.

     Of the cigars rated 80 or higher, the Company will focus its efforts on procuring a selection of premium cigars based on size:

                           Corona  (thirty-five  percent (35%) of mix);
                           Lonsdale(twenty-five percent (25%) of mix); Double Corona (twenty percent (20%) of mix); Churchill (ten percent(10%) of mix); and Rothchild (ten percent (10%) of mix).

     With each size category, the Company will focus its efforts on procuring a selection of premium cigars based on origin:


                           Cuban  (fifty  percent  (50%)  of  mix)  *;

                           Dominion Republic (twenty-five percent (25%) of mix); Honduras(fifteen percent (15%) of mix);
                           Jamaica (five percent (5%) of mix); and
                           Canary Islands and Mexico  together
                           (five percent (5%) of mix).


         (*)   In Canada there is no embargo on the importing of Cuban cigars.

     The Company will price cigars at the medium to high-end of the market (refer to Cigar King's website at www.cigarkingcorp.com). Half of the cigars offered will be priced between $2 to $5 per cigar; one-quarter will be priced between $5 to $10 per cigar; and one-quarter will be priced at $10 and over per cigar. In respect of each cigar type, the Company will sell the cigars individually, as well as by the box. Each type will be displayed by open box and supported with professional signs describing the cigar's origin and flavor characteristics, as well as the Cigar Aficionado rating. Further, the kiosk merchandise display case climate will be controlled to ensure cigars are perfectly maintained at 70 degrees Fahrenheit and 70% humidity.


     The Company estimates approximately 600 types of premium cigars meet the Company's cigar selection criteria. The Company will offer a selection of approximately 30. With 600 types of cigars to choose from and the Company only offering a selection of approximately 30, if one type of cigar was to become unavailable or prohibitively expensive, the Company could introduce another type with no significant impact.

e.   Cigar Accessories

     In addition to premium cigars, the Company intends to offer a limited selection of premium cigar cutters, ashtrays, lighters, travel and pocket humidors, and cigar-related publications.

f.   Retail Kiosks

     The Company will retail its premium cigars and cigar accessories through Company-owned and operated kiosks. The Company estimates the kiosks will vary in size from approximately 50 to 75 square feet. Depending on the location, the kiosks will either be self-standing or build-out. The kiosk design will be upscale, with emphasis on Cigar King branding and on maximizing cigar display.

     Retail kiosks located in downtown buildings will likely be open from 8 a.m. till 6: p.m. six days a week. Other kiosks, located in shopping centers or airports, for example, will likely be open till 9 p.m. or later, seven days a week. The typical staff for one retail kiosk will consist of one full-time kiosk manager and two to three part-time employees. Each employee will be trained to be knowledgeable about premium cigars. Retail kiosk operations will be sale-driven, with training emphasis on customer service and on merchandising policy and procedure.


     The Company anticipates it will take three months from the date the kiosk is first opened for the kiosk to achieve projected monthly sales of approximately $15,400 or approximately $700 a day. On a monthly basis the net income derived from a kiosk is estimated to be as follows:

           Gross revenue ($700 per day)  (i)                      $15,400
           Less: Cost of goods sold   ($400 per day) (ii)           8,800
                                                                   ------
                 Gross profit                                       6,600
                                                                   ------
           Wages - $175 per day (iii)                               3,850
           Revenue sharing with landlord (iv)                       1,000
           Promotion and miscellaneous expenses (v)                   500
           Depreciation and amortization (vi)                         520
                                                                   ------
           Total expenses                                           5,870
                                                                   ------
           Net operating profit                                  $    730
                                                                   ======

         (i) It is assumed a 30 day month less 4 days for Saturday and 4 days for Sunday. In this situation the kiosk is assumed to be located in an office complex and not a mall or transportation facility.

         (ii) Represents the cost for the cigars. Until operations actually commence this cost will not be known since the combination of cigars required by the customers will only be determined at this time. No consideration has been given to spoilage due to length of time the cigars are kept on hand. Even with a climate controlled temperature, the cigars not sold will be subject eventually to spoilage. This figure will be known only after operations commence.

         (iii) Represents two individuals, both working part time during the day.

         (iv) The majority of landlords will accept either a percentage of the monthly revenue or a flat rental charge. Since the kiosk can be located in any unused area, the monthly charge should not be high. The Company will offer a 5% commission based on gross revenue to the landlord as the monthly rental fee. For conservative purposes a flat fee of $1,000 has been used.

         (v) Represents advertising literature, other assorted displays not supplied by the cigar manufacturers. Also included in this figure is the cost of monthly insurance premiums for generally liability insurance.

         (vi) Deprecation and amortization is based on the cost of the kiosk at $26,000 and equipment, being the humidor system, at a cost of approximately $5,000 for a total cost of $31,000 which will be written off in total over a sixty month period.

     With a net profit of approximately $730 an individual kiosk is subject to the distinct possibility of suffering a loss. There is not enough monthly profit to protect against unknown expenses. For example, damage to the kiosk itself, spoilage of cigars, refunds to dissatisfied customers, sudden increases in cigar prices that cannot be passed immediately onto the customer due to a need to amend the advertising. The contingency plan of the Company is to move the kiosk to another available location, if possible, in hopes of improving the profit margin. Until full operations commence, the Company does not know when its concept will be a marginal operations or whether any profit can be made at all.

g.     Future Possibilities

     Direct Mail

         The Company intends to investigate the feasibility of compiling a customer database for the purpose of developing a direct mail catalogue program. This program will only be considered if the Cigar King kiosk prototype proves to be a viable concept.

     Humidified Vending Machines
         The Company intends to investigate the feasibility of supplementing kiosk sales through use of humidified vending machines in select settings. This program will only be considered if the Cigar King kiosk prototype proves to be a viable concept. Further, this program will only be considered if the Company successfully locates no fewer than ten kiosks in downtown Vancouver. At this time no consideration has been given to developing this concept.


LOCATIONS



          The Company intends to identify the highest-visibility, highest-foot traffic locations and acquire them where possible. The Company believes the small size of the kiosk and its freestanding nature should enable the kiosk to be installed in non-traditional locations. The Company anticipates that many of the locations sought will be build-outs, anchored by vacant nooks, crannies, or corners; and, as a result, the locations are not presently occupied, nor do conventional retailers regard them as location opportunities in general. In addition, the Company intends to pay a revenue royalty equal to 5% of the kiosk's sales, guaranteeing the property manager a minimum monthly royalty of CDN $1,000. The Company intends to locate the kiosks centrally and in close proximity (Greater Vancouver Area) to achieve operating and marketing efficiencies and to enhance awareness of the Cigar King brand.

         With many of the office buildings in Vancouver being "smoke-free" and the trend for this status increasing continually with municipal by-laws enacted, it will become more difficult for the Company to secure good location.



COMPETITION


          Competition in the retail market for premium cigars is highly fragmented. In the U.S., the market is characterized by hundreds of small, independent operators and small retail chains. In Canada, the market is the same: it is characterized by dozens of small, independent operators and small retail chains. Tinder Box, a franchiser, is the largest retailer of premium cigars, tobacco products, gifts and accessory products in North America with roughly 100 franchised stores as at the date of this Form 10-SB.

          According to the Internet Cigar Group, the largest cigar-related Internet organization, there are ten premium cigar retailers in Vancouver, as listed in the Internet Cigar Group International Database. The list does not include retailers that offer cigars for sale on a limited basis. Each retailer listed is a single store. None of the retailers operate kiosks. All of the retailers operate conventional retail stores. The list is consistent with the Cigar, Cigarette & Tobacco - Retail directory in the Vancouver Metro Yellow Pages, through April 1999. These retailers are better known than the Company and many are better funded. Accordingly, the Company may not be able to successfully compete with them. In addition to premium cigar retailers, the Company will compete directly against all stores, restaurants, hotels and clubs that sell premium cigars.


RISK FACTORS

         There are certain inherent risks with the Cigar King concept from the point of view of the Company and its shareholders as follows:



   o The premium cigar industry is highly competitive and has relatively few barriers to entry. If the kiosk concept is viable, the Company runs the risk of more established companies and of unknowns copying the concept, which would impact the availability of choice locations, which would adversely affect unit revenue and the opening of new kiosks.

   o When the premium cigar market was growing in 1995, 1996 and 1997, the availability of premium cigars became increasingly constrained by accelerating demand in the face of a world-wide shortage of premium cigar leaf tobacco. In response to this demand, premium cigar manufacturers rushed to produce more premium cigar leaf tobacco and more premium cigars. Currently, with the flatness of the market, and the output of the newly produced cigars, there is no shortage in supply. However, the success of the Company's business plan is dependent in part on management's ability to procure high-quality premium cigars. The Company competes for supply with established competitors. These competitors will likely take priority with distributors. Accordingly, it is possible, if supply again becomes short, that the Company will have to resort to less known premium cigar brands, which would likely adversely affect unit revenue.

   o The Company's competitors, as existing retailers, are better known than the Company and many are better funded. Accordingly, the Company may not be able to successfully compete with them.



   o The success of the Company's business plan is dependent in part on management's ability to identify and acquire suitable locations.



   o The Company has no operating history, nor does the Company have a management team with either retail kiosk management expertise or premium cigar management expertise. There are no assurances the Company will operate efficiently or viably.

   o There are no assurances that the Company will be able to raise the funds necessary to design, install and begin operating the kiosk prototype. Accordingly, investors in this venture run the risk of losing their investment.

   o Tobacco kills more people than alcohol, drugs and car accidents combined, yet in the eyes of our children we continue to treat it with a passive attitude (The Province newspaper - British Columbia, June 4, 1998). For example, statistics show that nearly one-third of Canadians between the age of 15 to 19 years smoke. Every year, 40,000 Canadians die of smoking-related diseases (that's about equal to the number of Canadians killed on active duty during the Second World War and ten times the number killed each year in car accidents (The Vancouver Sun, British Columbia, April 21, 1998).

   o The Company recognizes that there is a trend in Vancouver whereby many of the office buildings are "smoke-free" and that this trend is accelerating. This trend definitely makes it more difficult for the Company to obtain good locations for its kiosks. For example, on January 1, 1999 the Capital Regional Board implemented Canada's toughest anti-tobacco laws. The bylaw bans smoking in all indoor workplaces, including pubs, restaurants, bingo halls, bowling alleys, casinos, prisons and long-term health care facilities. The only enclosed places smokers can still light up are private homes and cars. The vast majority of businesses are complying successfully with the by-laws (The Province newspaper - March 9, 1999). These trends in non-smoking areas might inhibit the Company from placing its kiosks in buildings and malls which otherwise it might have been able to do.

   o The Federal Government in Ottawa collects more than $1,333,400,000 (Cdn. $2,000,000,000) a year in taxes but only spends $13,334,000 (Cdn. $20,000,000) a year on anti-smoking enforcement and educational programs for youth (The Vancouver Sun newspaper, April 21, 1998). The responsibility for health care rests with the provincial governments and not the Federal. In an article in the Globe & Mail newspaper published in Toronto, Ontario on February 25, 1999 it stated that the Government of Ontario is considering joint the British Columbia Government in a lawsuit against three major tobacco companies, Imperial Tobacco, Rothmans, Bensons & Hedges and RJR MacDonalds Inc., alleging that the industry know for decades that smoking was addictive and lethal but conspired to keep that information from the public. The lawsuit is seeking billions of dollars to compensate the British Columbia Government for costs of treating illnesses caused by smoking; actual statistics are $333,400,000 (Cdn. $500,000,000). With the press that this lawsuit will attract, the Company might have extremely difficulty in attracting and retaining a customer base.

   o The World Health Organization ("WHO") wants to ban tobacco advertising, and possible smoking in public, around the world. The UN Agency plans to introduce the world's first public health treaty by the year 2003 which would cover such areas as harmonization of taxes on tobacco and legislation on smuggling, advertising, sponsorship and labeling. The push for the treaty is being spearheaded by WHO Director-General Gro Harlem Brundtland, who is supported by the World Bank and UN Children's Fund, UNICEF. WHO states that tobacco will kill 10,000,000 people a year by the year 2020. If the treaty is ratified by the member states it would be legally binding (The Province newspaper, January 31, 1999). With this happening the Company's business might suddenly be terminated and the Company will be unable to operate.

   o In an article published in the Wall Street Journal on February 26, 1999 (Issue 39, Page A3) it stated that the United States Department of Health & Human Services would introduce the inclusion of a Surgeon General's warning on cigar packages. This will be a trend that will immediately be introduced in Canada. In fact, cigar packages such as Old Port bear a consumer's alert warning indicating the health risk of cigar smoking on each package. If this trend continues, as it surely will, it will have a negative effect on the Company's business.

   o In an article published in the Consumer's Research Magazine in May 1998, Robert Pitofsky, Commission of the Food & Drug Administration has stated that Congress should regulate cigars just as it wants to regulate cigarettes. He points to a new report from the National Cancer Institute ("NCI"), which in April 1998 released a report which indicate a significant increase in cigar smoking. The NCI report also notes that smoking just one or two cigars a day, without inhaling, doubles the risk of esophageal and oral cancer and increases the risk of cancer of the larynx by more than six times. These facts will hurt the Company's changes of marketing its cigars to individuals who read or have knowledge of the facts stated by the NCI.

   o  The Company's auditors have qualified their opinion as follows:

             "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and does not have the necessary working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in this regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty".

             In Note 5 to the financial statements, the Company acknowledges the fact that it is dependent upon additional financing in order to develop its concept. If the Company is unable to raise additional financing it will not be able to continue and may eventually cease to operate as a company. The auditor wishes to alert the readers of the financial statements that he agrees with the Company that there is a possibility that without additional funding the Company will not be able to complete its goals and might cease to be an operating entity.

   o The Federal Government of Canada, through its annual Budget, constantly introduces new taxes on both liquor and tobacco products. For example, a pack of 35 cigarettes sells for $3.80 (Cdn. $5.50); the majority of this cost being the taxes imposed by the Government. The public does not resent increases in taxes when it applied to either tobacco or alcohol since they look upon it as a hidden tax. If this trend continues it will hurt the Company's sales as less individuals are willing to pay the high price for the luxury of smoking.

   o Out of the 10,535,000 shares issued and outstanding, Steven Bruce, President of the Company, owns 2,500,000 shares, former director and officer, Michael Wolf, owns 1,500,000 shares and Michael Kennaugh, Director and Secretary Treasurer, own 500,000 shares representing 42.71% of the stock issued. There is very little chance that any individual or group of individuals can exercise their shareholders' voting right to replace either of these two directors. Therefore, these three individuals effectively control the Company and can dedicate policy as they determine it.

   o Some of the Directors of the Company are also directors and officers of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors, officers of other companies. Even with full disclosure by all the directors and officers, the Company cannot insure that it will receive fair and equitable treatment in every transaction.

OTHER CONCEPTS

          The Company has not identified any other concepts and will concentrate its entire attention to the development of the Cigar King concept.

EMPLOYEES



         As at July 31, 1999, the Company did not have any employees either part time or full time. At this time the directors and officers do not devote full time to the activities of the Company.

         The Company is considering the employment of a general manager whose duties will comprise the development and refining of the corporate strategies, the overall administration of the business including all aspects of location negotiations. In addition, the general manager will design and develop the Company's promotion and merchandising programs. Within a short time period subsequent to the Company receiving additional funding, the general manager will hire a site manager who will be responsible for setting standards for cigar handling, cigar merchandising, customer service, cleanliness and presentation as well as responsibilities for establishing a system of controlling cash, supplies and payroll. The responsibility for hiring, training and management of all staff associated with the kiosks will be under the control of the site manager. As at July 31, 1999 no individual(s) have been identified and hired.


         The Company is not a party to any employment contracts or collective bargaining agreements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The discussion contained in this Item 2 is "forward looking". Actual establishment of kiosks and the projected revenues derived therefrom may differ from the amounts shown in this report. Factors that could cause the development of the Company's concept to differ are described throughout this report.

PLAN OF OPERATION



         The Company plans to commence opening its kiosks in the Greater Vancouver Area. It is presently identifying suitable locations which comprise high traffic areas and a cigar-orientated clientele. No expansion to other cities in Canada will be considered until the Company has sufficient resources to accomplish it. There is a distinct possibility the Company will never have sufficient resources to expand outside the Greater Vancouver area or within it.


LIQUIDITY AND CAPITAL RESOURCES


         As at April 30, 1999, the Company had $61,298 of assets, and $4,273 of liabilities including cash or cash equivalents amounting to $11,170. Outside of cash, the remaining asset is the cost paid to acquire the rights to develop the concept for selling cigars through the kiosk system from Archer Investments Inc. for the sum of $50,000 (Exhibit 6 (a) (ii)). The purchase price of the rights to the Cigar King concept will be amortized over a five year period commencing with operations.

         Since October 8, 1999, the date of inception, to April 30, 1999 the Company has incurred the following expenses:

              Accounting and audit                          (1)       $   6,700
              Bank charges                                  (2)             157
              Consulting                                    (3)           3,950
              Edgar filing fees                             (4)           1,420
              Legal                                         (5)           2,530
              Management fee                                (6)           1,400
              Office and miscellaneous                      (7)             808
              Rent                                          (8)           1,500
              Telephone                                     (9)             750
              Transfer agent's fees                        (10)           3,160
              Travel                                       (11)           2,000
                                                                        -------
                           Total expenses for the period               $ 24,375
                                                                        =======

         (1) Audit fee - $6,700

         The Company had its financial statements audited for the periods ended January 31 and April 30, 1999 for a total fee of $3,200. In addition, accounting services in the preparation of working paper files and the accounting records of the Company was $3,500.

         (2) Bank changes - $157

         Monthly service charges for operating the account as charged by the Bank of Montreal.

         (3) Consulting - $3,950

         Consulting services for preparation of the various forms required for submission of the Form 10-SB and other documentation.

         (4) Edgar filing fees - $1,420

         The Company filed the Form 10-SB electronically under the Edgar filing system.

         (5) Legal - $2,530

         The Company has accrued $2,500 for a legal opinion on the tradeability of its shares. In addition, it has paid legal expense for using an attorney as a notary for signing certain documents.

         (6) Management fees - $1,400

         The Company has not paid any fees to its directors or officers during the current period. Nevertheless, the Company realizes that there is a cost involved in the directors and officers devoting time and effort to the affairs of the Company. Therefore, a management fee of $1,400 has been expensed and credited to capital contribution during the current period.

         (7) Office and miscellaneous - $808


         Office and miscellaneous represents the printing of cheques for use by the Company, photocopying, courier and fax charges for the period.

         (8) Rent - $1,500

         The Company uses the offices of the President of the Company as an office. No charge has been incurred by the Company. Nevertheless, the Company recognizes that there is a cost to using an office and therefore has expensed $1,500 and credited to capital contribution a similar amount.

         (9) Telephone - $750

         The Company has not incurred any telephone charges to date. Nevertheless, the Company recognizes the fact that there is a telephone cost to operating a business and therefore has expensed $750 with an offsetting credit to capital contribution. This expense was determined on the fair market value of obtaining a telephone line and operating for a three month period.

         (10) Transfer agent's fees - $3,160

         Transfer agent's fees comprise $1,200 as the annual fee paid to maintain an account with the transfer agent and $1,960 for preparation and issuance of share certificates. The Company has treated for accounting purposes the annual fee of $1,200 as a period cost and has written it off in the current period rather than amortizating it over the entire year.

         (11) Travel - $2,000

         Various charges for the period of travel.

         Management feels that its present cash position after the payment of all outstanding accounts payable is sufficient to meet its present needs, being approximately six months, other than undertaking either Phases I or II mentioned above. Expenses required by the Company in the immediate future would be for accounting, transfer agent charges, office expenses and audit. If the Company wishes to proceed with Phases I it will require additional funds. The Directors have agreed to fund the development of the Phases I and II in the amount of $30,000. Other sources of funds which might be available to the Company is by way of bank financing or the selling of the Company's capital stock. No consideration, at this time, has been given to the raising additional funds from these two sources.

         If the Company is unable to raise additional funds it cannot operate as a going concern in the future and will cease to exist as an entity.



         Management  does  not  believe  the  Company's   operations  have  been
materially affected by inflation.


ITEM 3. DESCRIPTION OF PROPERTY


         The Company does not own or lease any physical property. It does not own any kiosks and the Company currently lacks the funds to develop a kiosk prototype.

OFFICES


         The Company's executive offices are located at 825 - 1200 West 73rd Avenue, Vancouver, British Columbia, Canada. The office is located in the offices of the President of the Company which are used to transact business of his other business interests. There is no charge to the Company for office but an imputed charge of $1,500 has been expensed during the current period with an offsetting entry to capital contribution. The Company realizes it will eventually be required to contribute its fair share to office rent. No discussions between the directors has taken place to date to decide upon the terms and conditions of the office rent.



OTHER PROPERTY

         The Company does not own any other property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock as of July 31, 1999.

     (1)                 (2)                     (3)                    (4)
    Title          Name and Address        Amount and Nature          Percent
     of             of Beneficial           of Beneficial                of
    Class               Owner               Ownership (1),(2)         Class (2)
    -----            ---------              -----------------         ---------

    Common          STEVEN BRUCE                 2,500,000              23.73%
    Shares          269 Robson Place
                    Delta, British Columbia
                    Canada, V4M 3P3

    Common          MICHAEL WOLF                 1,500,000              14.24%
    Shares          2101 - 1238 Melville Street
                    Vancouver, British Columbia
                    Canada, V3R 2L1


(1) As of July 31, 1999, there were 10,535,000 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons. None of the officers or directors have any options, warrants, rights or conversion privileges outstanding.

SECURITY OWNERSHIP OF MANAGEMENT


         The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of July 31, 1999.



     (1)                 (2)                     (3)                   (4)
    Title          Name and Address        Amount and Nature         Percent
     of             of Beneficial            of Beneficial             of
    Class              Owner               Ownership (1),(2)         Class (2)
    -----           ------------           ------------------        ---------

    Common          STEVEN BRUCE                2,500,000 (3)          23.73%
    Shares          269 Robson Place
                    Delta, British Columbia
                    Canada, V4M 3P3

    Common          MICHAEL J. KENNAUGH           500,000 (3)           4.75%
    Shares          42 - 2951 Panorama Drive
                    Coquitlam, British Columbia
                    Canada, V3E 2W3

                    All officers and directors  3,000,000              28.48%
                     as a group (two persons)


(1) As of July 31, 1999, there were 10,535,000 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.


(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) Mr. Bruce is President of the Company and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one
     (1) year, Mr. Bruce could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144. Mr. Kennaugh is a Director and the Secretary Treasurer of the Company. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Kennaugh could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.


         Mr. Michael Wolf resigned as a director and officer on July 22, 1999 due to other business interests. He was replaced as Secretary Treasurer by Michael Kennaugh, currently a director of the Company. Mr. Wolf has 1,500,000 common shares or 14.23% of the issued and outstanding shares of the Company. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Wolf could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

The Company is seeking a new director who has knowledge in the cigar business and who will be available to devote the majority of his time to the affairs of the Company. No such person has been found to date.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS



         The following table identifies the Company's directors and executive officers as of July 31, 1999. Directors are elected at the Company's annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.
                                                      Term as
                                                      Director
      Name                  Position Held             Expires
    -------                 ---------------          ----------
    Stephan Bruce           President and Director   October 1999

                            Secretary Treasurer and
    Michael J. Kennaugh        Director              October 1999

         The senior officers and directors of the Company have been officers and directors since inception.



         STEVEN BRUCE, 41, graduated from Simon Fraser University in 1981 with a Bachelor of Commerce degree in Economics. Since graduation he has been employed with New Generation Power Corp. as Vice-President and Chief Operational Officer. While employed with New Generation Power his duties included power contract negotiation, project financing and administration over all aspects of the accounting and financial functions. Subsequently Mr. Bruce became Vice-President and Chief Financial officer of Newgen Environmental Systems Inc., a company listed on the Alberta Stock Exchange ("Exchange") in Calgary, Alberta, Canada, and specialized in all aspects of the development of the company and in compliance reporting with the Exchange.


         MICHAEL J. KENNAUGH, 57, graduated in 1963 from Oak Bay High School in Victoria, British Columbia, Canada before attending the University of Victoria. In 1971 he graduated with a Bachelor of Science degree in Psychology and Urban Geography. Subsequent to graduation he became employed as an air traffic controller before resigning and enrolling in the Masters of Business Administration program at the University of British Columbia where he specialized in Urban Land Economics. He graduated in 1977. Upon graduation he worked for DFH Real Estate Company in Victoria, British Columbia until 1982 when he moved to Vancouver and joined the commercial division of Royal Trust Company. In 1986 he joined Realty World's commercial division under the name of Kerr & Kerr Real Estate Ltd. For three years he worked in their appraisal division specializing in appraisals of businesses and property. In 1989 he purchased Canwest Appraisals Ltd. from his former employers and became the sole director and officer of the Company. Canwest Appraisals specialized in appraisals of business; mainly in the lumber business. In 1995 he joined the commercial division of Windermere Cascade Ltd. as a real estate appraiser until 1997 when he sold out his interest in Windermere Cascade Ltd. In 1997 he joined Kensington Green Real Estate Services Ltd. where he worked in their commercial property division selling real estate projects and appraising real estate investments for clients. He is currently working for Kensington Green Real Estate Services Ltd.

         None of the Directors or Executive Officers work full time for the Company, but intend to devote such time as their responsibilities require. None of the Company's Directors are currently directors of other companies registered under the Securities Act of 1934 although Mr. Kennaugh was a director of Sweetbrier Resources Inc., a company that is presently quoted on the OTC Bulletin Board under the name of Dippy Foods Inc.

         There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Company.


ITEM 6. EXECUTIVE COMPENSATION


         None of the Company's executive officers have received compensation since the Company's inception although the Company has given recognition in its financial statements to the benefit the Company receives from the services of its officers. An imputed amount of $1,400 has been included in expenses and credited to capital contribution as at April 30, 1999 in recognition of the services performed by its officers.

         The following table sets forth compensation paid or accrued by the Company during the period ended July 31, 1999 to the Company's President and shows compensation paid to any other officers or directors.


                        SUMMARY COMPENSATION TABLE (1999)

                                                               Long Term Compensation (US Dollars)
                                                              ------------------------------------
                     Annual Compensation                       Awards                Payouts
                    ---------------------                     --------               --------
    (a)                 (b)       (c)           (e)          (f)          (g)          (h)          (i)
                                               Other      Restricted                              All other
                                               annual       stock       Options/       LTIP        compen-
    Name and Princi-                           Comp.        awards        SAR         payouts      sation
    pal position        Year      Salary        ($)          ($)           (#)          ($)          ($)
    ------------        ----      ------        ---          ---           ---          ---          ---

  Steven Bruce,         1999      -0-           -0-          -0-           -0-          -0-          -0-
  President and
  Director

  Michael J. Kennaugh,  1999      -0-           -0-          -0-           -0-          -0-          -0-
  Director



          There has been no compensation given to any of the Directors or Officers, past or present, during 1998 and 1999. There are no stock options outstanding as at July 31, 1999 and no options have been granted in 1999, but it is contemplated that the Company may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

         Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

ITEM 7.CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          The  Company  has never  before  filed a  prospectus  specified  under
Section 10(a) of the Securities Act of 1933 at this time. The Company raised funds as more fully described below.

Shares issued to Directors and Officers


          The directors, officers and former director and officer (Michael Wolf) of the Company subscribed for 4,500,000 shares at $0.002 per share for a total consideration of $9,000. The breakdown of the shares are as follows:


            Steven Bruce              2,500,000 common shares
            Michael Wolf              1,500,000 common shares
            Michael J. Kennaugh         500,000 common shares

         This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares of the Company could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.


Shares issued to various corporate shareholders at $0.01 per share

          The Company accepted subscriptions from various corporate investors in the amount of 6,000,000 shares at a price of $0.01 per share for a total consideration of $60,000. None of these shareholders hold in excess of 5% of the shares of the Company. Rule 504 exemption was claimed for the 6,000,000 shares. Form D was filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions. All these shareholders are resident outside of the United States and none are US corporations or affiliates thereto.


Offering Memorandum dated December 4, 1998

          Under the Offering Memorandum dated December 4, 1998 (refer to Exhibit 99(b)), the Company offered a maximum of 100,000 common shares at a price of $0.25 per share. The Company accepted subscriptions and subsequently issued share certificates to 27 individual shareholders who purchased 35,000 common shares at a price of $0.25 per share. This Offering Memorandum was not subject to any minimum subscription level. All shareholders are either friends, relatives or business associates of one or more of the directors.

         Rule 504 exemption was claimed and a Form D was filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions provided persons owing less than 5% of the outstanding stock do so. All shareholders subscribing under the Offering Memorandum hold less than 5% of the issued and outstanding shares of the Company.

         All investors contacted decided to acquire shares in the stock of the Company. None refused.

         Certain parties interested in the Company's success have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement.

         The directors of the Company are directors, officers, stockholders and employees of other companies but are not directors or officers of any companies presently in the cigar industry. Nevertheless, conflicts of interest may arise between their duties as directors of the Company and as directors and officers of other companies.

ITEM 8. DESCRIPTION OF SECURITIES


         The Company's articles of incorporation currently provide that the Company is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at July 31, 1999, 10,535,000 shares were outstanding.


COMMON STOCK

         Each holder of record of the Company's common stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to the Company's stockholders for a vote. Holders of the Company's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefor, and to share ratably in all assets available for distribution to the Company's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Company's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         Neither the Company's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

         There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.


                                     PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION


         The Company's stock is not presently traded or listed on any public market. It is the Company's intention to seek a quotation on the OTC Bulletin Board when there are no more comments from the United States Securities and Exchange Commission. To date no documents have been filed with the NASD Regulations Inc.

HOLDERS


          The number of record holders of the Company's common stock as at July 31, 1999 is 43.


DIVIDENDS

          The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain any earnings for the operation and expansion of its business.

TRANSFER AGENT

          The Company's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2. LEGAL PROCEEDINGS

         There are no legal proceedings to which the Company is a party or to which its business is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3. DISAGREEMENT WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

         From inception to date, the Company's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to April 30, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Company's accountants.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


         From inception through to July 31, 1999, the Company has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):


(i) Subscription of 4,500,000 shares by the Directors and Officers of the Company

         On November 20, 1998 the Company approved the issuance to its President, Steven Bruce, 2,500,000 common shares, to its former Secretary Treasurer and former Director, Michael Wolf 1,500,000 common shares and to its third director, Michael Kennaugh, 500,000 common shares, all at a price of $0.002 per share. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the Directors could sell within a three month period a percentage of their shares based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this certificate and a legend has been imprinted on the stock certificate itself.

(ii) Subscription for 6,000,000 shares at $0.01 per share

         On November 25, 1998, the Company accepted subscriptions from seven investors in the amount of 6,000,000 shares at a price of $0.01 per share. Rule 504 exemption was claimed for the

6,000,000 shares. Forms D was filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions. None are related to the directors or officers or each other. All the shareholders live outside the United States and none are US citizens.

          Subsequent to the issuance of these shares the Company was advised by the six of the seven shareholders, noted above, that they had sold part of their shares to other shareholders in order to reduce their share position below 5%.

(iii) Subscription for 35,000 shares at $0.25 per share

         The Company accepted subscriptions from 27 individual shareholders who purchased 35,000 common shares at a price of $0.25 per share under an Offering Memorandum dated December 4, 1998. Rule 504 exemption was claimed and Forms D was filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions provided persons owing less than 5% of the outstanding stock do so.

 All the shareholders subscribing for shares under the Offering Memorandum dated December 4, 1998 are located outside of the United States and none are US citizens. None hold in excess of 5% of the issued and outstanding shares of the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Company's bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

         Nevada law permits the Company to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Company. The Company's by laws require that the Company advance such funds upon receipt of such an undertaking with respect to repayment.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

         The following financial statements are filed with this Form 10-SB:


                                                                                                   Page
                                                                                                   -----

    Report of Independent Certified Public Accountants                                              28
    Financial Statements of CIGAR KING CORPORATION
            Balance Sheet as at April 30, 1999                                                      29
            Statement of Operations for the Period from October 8, 1998 (Date
                 of Inception) to April 30, 1999                                                    30
            Statement of Changes in Stockholders' Equity for the Period from
                 October  8,  1998  (Date of  Inception)  to April  30,  1999                       31
            Statement of Cash Flows for the Period from October 8, 1998 (Date
                 of Inception) to April 30, 1999                                                    32
            Notes to Financial Statements                                                           33




ANDERSEN ANDERSEN & STRONG, L.C.                                     941 East 3300 South, Suite 220
Certified Public Accountants and Business Consultants Board             Salt Lake City, Utah, 84106
Member SEC Practice Section of the AICPA                                     Telephone 801-486-0096
                                                                                   Fax 801-486-0098
                                                                         E-mail Kandersen @ msn.com


Board of Directors
Cigar King Corporation
Vancouver B. C. Canada

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



We have audited the accompanying balance sheet of Cigar King Corporation (a development stage company) at April 30, 1999, and the statement of operations, stockholders' equity, and cash flows for the period from October 8, 1998 (date of inception) to April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cigar King Corporation at April 30, 1999, and the results of operations, and cash flows for the period from October 8, 1998 (date of inception) to April 30, 1999, in conformity with generally accepted accounting principles.


The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5 . These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah                           /s/  "Andersen Andersen & Strong"

May 27, 1999


         A member of ACF International with affiliated offices worldwide

                             CIGAR KING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET

                                 APRIL 30, 1999



ASSETS

CURRENT ASSETS
     Cash                                                     $  11,170
     Accounts receivable                                            128
                                                                -------
           Total Current Assets                                  11,298
OTHER ASSETS
      Rights to Cigar King concept- Note 3                       50,000
                                                                -------
                                                             $   61,298
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                                       $    4,273
                                                                -------
            Total Current Liabilities                             4,273
STOCKHOLDERS' EQUITY
Common stock
  200,000,000 shares authorized, at $0.001 par
  value; 10,535,000 shares issued and outstanding               10,535
Capital in excess of par value                                  70,865
Deficit accumulated during the development stage               (24,375)
                                                                -------
Total Stockholders' Equity                                      57,025
                                                             $  61,298
                                                                =======




The accompanying notes are an integral part of these financial statements.

                             CIGAR KING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS

    FOR THE PERIOD FROM OCTOBER 8, 1998 (DATE OF INCEPTION) TO APRIL 30, 1999




SALES                                                                $       --


EXPENSES                                                                 24,375
                                                                     -----------
NET LOSS                                                             $  (24,375)
                                                                     ===========



NET LOSS PER COMMON SHARE

     Basic                                                           $    (.002)
                                                                     ===========


AVERAGE OUTSTANDING SHARES

     Basic                                                           10,535,000
                                                                     ===========

















The accompanying notes are an integral part of these financial statements.

                             CIGAR KING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE PERIOD FROM OCTOBER 8,1998 (DATE OF INCEPTION)

                                TO APRIL 30, 1999




                                                        Common Stock             Capital in
                                                    ----------------------        Excess of             Accumulated
                                                     Shares        Amount         Par Value               Deficit
                                                    --------       -------        ----------            -----------

Balance October 8, 1998 (date of inception)             --        $     --        $       --              $      --

Issuance of common stock for cash
  at $.002 - November 20, 1998                   4,500,000           4,500             4,500                     --

Issuance of common stock for cash
  at $.01- November 25, 1998                     6,000,000           6,000            54,000                     --

Issuance of common stock for cash
  at $.25 - December 4, 1998                        35,000              35             8,715                     --


Capital contribution                                    --              --             3,650                     --

Net operating loss for the period from
    October 8, 1998 to April 30, 1999                   --              --                --                (24,375)



BALANCE APRIL 30, 1999                          10,535,000        $ 10,535        $   70,865               $(24,375)
                                                ==========        ========        ==========               =========


















The accompanying notes are an integral part of these financial statements.

                             CIGAR KING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS

   FOR THE PERIOD FROM OCTOBER 8, 1998 (DATE OF INCEPTION) TO APRIL 30, 1999



CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                              $ (24,375)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

Changes in current assets and liabilities

    Accounts receivable                                                    (128)
    Accounts payable                                                      4,273
    Capital contributions - expenses                                      3,650


Net Cash From Operations                                                (16,580)
                                                                        ========

CASH FLOWS FROM INVESTING
    ACTIVITIES:

    Purchase of Rights to Cigar King concept                            (50,000)
                                                                        --------

CASH FLOWS FROM FINANCING
    ACTIVITIES:

     Proceeds from issuance of common stock                              77,750
                                                                        --------

Net Increase in Cash                                                     11,170

Cash at Beginning of Period                                                  --
                                                                        --------

Cash at End of Period                                                  $ 11,170
                                                                        ========


SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES

 Capital contributions - expenses                                      $  3,650
                                                                        --------



The accompanying notes are an integral part of these financial statements.

                             CIGAR KING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCLAL STATEMENTS

================================================================================
     1.   ORGANIZATION

     The Company was incorporated under the laws of the State of Nevada on October 8, 1998 with authorized common stock of 200,000,000 shares at $0.001 par value.


     The Company was organized for the purpose of engaging in quality cigar sales. At the report date the Company had acquired the right to use the name "Cigar King" to market high quality cigars (see Note 3).


     Since its inception the company has completed Regulation D offerings of 6,035,000 shares of its common capital stock for cash.

     The Company is in the development stage.

     2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

     Accounting Methods

     The Company recognizes income and expenses based on the accrual method of accounting.

     Dividend Policy

     The Company has not yet adopted a policy regarding payment of dividends.

     Income Taxes

     The Company has elected a fiscal year ending September 30 and has not completed an operating period and therefore has not filed any income tax returns.

     Earning (Loss) Per Share


     Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding.


     Cash and Cash Equivalents

     The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                             CIGAR KING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

================================================================================
Foreign Currency Translation

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Financial Instruments

The carrying amounts of financial instruments, including cash, a cigar king concept, and accounts payable are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.


3.   PURCHASE OF RIGHTS TO CIGAR KING CONCEPT


On November 24, 1998 the company acquired the exclusive rights to use the name "Cigar King" to market high quality cigars through a climate controlled kiosk merchandising display case, by the payment of $50,000. The purchase price will be amortized to expense over a five years after operations begin.


4.   RELATED PARTY TRANSACTIONS

Related parties have acquired 43% of the common stock.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

                             CIGAR KING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCLAL STATEMENTS (CONTINUED)

================================================================================


5.   GOING CONCERN

Continuation of the Company as a going concern is dependent upon obtaining additional working capital for its planned activities and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot operate in the future.

                                       PART 111

ITEM 1.      INDEX TO EXHIBITS

EXHIBIT
  NO.
-------

(2)        Charter and By-Laws

           (a) Articles of Incorporation of CIGAR KING CORPORATION filed October 8, 1998 (filed herewith, page 38)
           (b)  Bylaws (filed herewith, page 42)
(3)        Instruments Defining Rights of Securities Holders
           (a) Text of stock certificates for common stock (filed herewith, page 53)

(5)        Voting Trust Agreements
                None
(6)        Material Contracts
           (a)  Not made in the ordinary course of business

                (i) Transfer Agent and Registrar Agreement between Registrant and Nevada Agency & Trust Co., dated October 22, 1998 (filed herewith, page 54)
                (ii) Agreement to Acquire 100% Interest in the Concept from Archer Investments dated November 24, 1998 (files herewith, page 57)

(10)       Consent of experts and counsel
           (i)   Consent   of  Andersen  Andersen  & Strong,  L.C.,  independent
                 certified public accountants (filed herewith, page 64)
(11)       Statement re computation of per share earnings
                 Not applicable
(16)       Letter of change in certifying accountant
                 Not applicable
(21)       Subsidiaries of the Registrant
                 Not applicable

(24)       Power of Attorney
                 None
(27)       Financial Data Schedule (filed herewith, page 65)


(99)       Addition Exhibits

Item 2.      Descriptions of Exhibits


                                      [Attached, pages 38 through 67]

                                   SIGNATURES


          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       CIGAR KING CORPORATION
                                                         (Registrant)


                                                  by   /s/   STEVEN BRUCE
                                                       ----------------------
                                                             Steven Bruce
                                                       President and Director


                                                        Dated:    July 31, 1999

                            ARTICLES OF INCORORATION
                                                             Exhibit No. 2 (a)
                                       OF

                             CIGAR KING CORPORATION

                                    * * * * *

          The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Nevada relating to private corporations, hereby adopts the following Articles of Incorporation:

          ARTICLE ONE. [NAME]. The name of the corporation is:

                             CIGAR KING CORPORATION


          ARTICLE TWO. [RESIDENT AGENT]. The initial agent for service of process is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, City of Reno, County of Washoe, State of Nevada 89501.


          ARTICLE THREE. [PURPOSES]. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically:

       1. [OMNIBUS]. To have to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

       11. [CARRYING ON BUSINESS OUTSIDE STATE). To conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

       111. [PURPOSES TO BE CONSTRUED AS POWERS]. The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

         ARTICLE FOUR. [CAPITAL STOCK]. The corporation shall have authority to issue an aggregate of TWO HUNDRED MILLION (200,000,000) Common Capital Shares, PAR VALUE ONE MILL ($0.001) per share for a total capitalization of TWO HUNDRED THOUSAND DOLLARS ($200,000).

         The holders of shares of capital stock of the corporation shall not be entitled to pre-emptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue.

         The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

         The stockholders shall not possess cumulative voting rights at all shareholders meetings called for the purpose of electing a Board of Directors.

         ARTICLE FIVE. [DIRECTORS]. The affairs of the corporation shall be governed by a Board of Directors of no more than eight (8) nor less than one (1) person. The names and addresses of the first Board of Director are:

            NAME                                    ADDRESS
            ----                                    -------

       Michael Kennaugh                     42 - 2951 Panorama Drive
                                            Coquitlam, British Columbia
                                            Canada, V3E 2W3

         ARTICLE SIX. [ASSESSMENT OF STOCK]. The capital stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

         ARTICLE SEVEN. [INCORPORATOR]. The name and address of the incorporator of the corporation is as follows:

            NAME                                    ADDRESS
            ----                                    -------

       Amanda Cardinalli                    50 West Liberty Street, Suite 880
                                            Reno, Nevada 89501

         ARTICLE EIGHT. [PERIOD OF EXISTENCE]. The period of existence of the corporation shall be perpetual.

         ARTICLE NINE. [BY-LAWS]. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

         ARTICLE TEN. [STOCKHOLDERS' MEETINGS]. Meeting of stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

         ARTICLE ELEVEN. [CONTRACTS OF CORPORATION]. No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested.

         ARTICLE.TWELVE. [LIABILITY OF DIRECTORS AND OFFICERS]. No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

         IN WITNESS WHEREOF, the undersigned incorporator has hereunto affixed her signature at Reno, Nevada this 7th day of October, 1998.

                                               by   /s/  "Amanda Cardinalli"
                                                    ------------------------
                                                        AMANDA CARDINALLI
STATE OF NEVADA            }
                           : ss.
COUNTY OF WASHOE           }



         On the 7th day of October, 1998, before me, the undersigned, a NOTARY PUBLIC in and for the State of Nevada, personally appeared AMANDA CARDINALLI, known to me to be the person described in and who executed the foregoing instrument, and who acknowledged to me that she executed the same freely and voluntarily for the uses and purposes therein mentioned.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.

                                               by   /s/   "Margaret Oliver"
                                                    -----------------------
                                                        NOTARY PUBLIC
Residing in Reno, Nevada
My Commission Expires:
October 10, 1998

                                    BY LAWS
                               Exhibit No. 2 (b)
                                       OF

                             CIGAR KING CORPORATION

                              A Nevada Corporation

                                   ARTICLE I

                                    Offices

SECTION 1. The registered office of this corporation shall be in the City of Reno, State of Nevada.

SECTION 2. The Corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

                                    ARTICLE 2

                            Meetings of Stockholders

SECTION 1. All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the Directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

SECTION 2. Annual meetings of the stockholders shall be held on the anniversary date of incorporation each year if not a legal holiday and, and if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

SECTION 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary, by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

SECTION 4. Notices of meetings shall be in writing and signed by the President or Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the Directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to an officer of the corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting, it shall not be necessary to deliver or mail such notice of the meeting to the transferee.

SECTION 5. Business transactions at any special meeting of stockholders shall be limited to the purpose stated in the notice.

SECTION 6. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcements at the meeting, until a quorum shall be presented or represented. At such adjourned meetings at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 7. When a quorum is present or represented at any meeting, the vote of the holders of 10% of the stock having voting power present in person or represented by proxy shall be sufficient to elect Directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statute or of the Articles of Incorporation, a different vote shall govern and control the decision of such question.

SECTION 8. Each stockholder of record of the corporation shall be entitled at each meeting of the stockholders to one vote for each share standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for Directors and the vote upon any question before the meeting shall be by ballot.

SECTION 9. At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all the powers conferred by such written instruction upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be voted at a meeting of the stockholders unless it shall have been filed with the Secretary of the meeting when required by the inspectors of election. All questions regarding the qualifications of voters, the validity of proxies and the acceptance of or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer at the meeting.

SECTION 10. Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statute or the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                                    ARTICLE 3

                                    DIRECTORS

SECTION 1. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

SECTION 2. The number of Directors which shall constitute the whole board shall be riot less than one and not more than eight. The number of Directors may from time to time be increased or decreased to not less than one nor more than eight by action of the Board of Directors. The Directors shall be elected at the annual meeting of the stockholders and except as provided in section 2 of this Article, each Director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

SECTION 3. Vacancies in the Board of Directors including those caused by an increase in the number of Directors, may be filed by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, and each Director so elected shall hold office until his successor is elected at the annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the Directors by vote at a meeting called for such purpose or by a written statement filed with the Secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the Board of Directors resulting therefrom shall only be filled from the stockholders.

         A vacancy or vacancies on the Board of Directors shall be deemed to exist in case of death, resignation or removal of any Director, or if the authorized number of Directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any Director or Directors are elected to elect the full authorized number of Directors to be voted for at that meeting.

         The stockholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors. If the Board of Directors accepts the resignation of a Director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

         No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

                                    ARTICLE 4

                        MEETING OF THE BOARD OF DIRECTORS

SECTION 1. Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

SECTION 2. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the Directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

SECTION 3. Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

SECTION 4. Special meetings of the Board of Directors may be called by the Chairman or the President or by the Vice-President or by any two Directors. Written notice of the time and place of special meetings shall be delivered personally to each Director, or sent to each Director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the postal service or delivered to the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered or taxed, it shall be so delivered or taxed at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing, delivery or taxing as above provided shall be due, legal and personal notice of such Director.

SECTION 5. Notice of the time and place of holding an adjourned meeting need not be given to the absent Directors if the time and place be fixed at the meeting adjourned.

SECTION 6. The transaction of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though transacted at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after such meeting, each of the Directors not present signs a written waiver of notice, or a consent of holding such meeting, or approvals of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 7. The majority of the authorized number of Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

SECTION 8. A quorum of the Directors may adjourn any Directors meeting to meet again at stated day and hour; provided, however, that in the absence of a quorum, a majority of the Directors present at any Directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

                                    ARTICLE 5

                             COMMITTEES OF DIRECTORS

SECTION 1. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of two or more of the Directors of the corporation which, to the extent provided in the resolution, shall and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

SECTION 2. The committee shall keep regular minutes of their proceedings and report the same to the Board of Directors.

SECTION 3. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.



                                    ARTICLE 6

                            COMPENSATION OF DIRECTORS

SECTION 1. The Directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

                                    ARTICLE 7

                                     NOTICES

SECTION 1. Notices to Directors and stockholders shall be in writing and delivered personally or mailed to the Directors or stockholders at their addresses appearing on the books of the corporation. Notices to Directors may also be given by fax and by telegram. Notice by mail, fax or telegram shall be deemed to be given at the time when the same shall be mailed.

SECTION 2. Whenever all parties entitled to vote at any meeting, whether of Directors or stockholders, consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting or oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

SECTION 3. Whenever any notice whatever is required to be given under the provisions of the statute, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                    ARTICLE 8

                                    OFFICERS

SECTION 1. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices.

SECTION 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a Director, and shall choose a President, a Secretary and a Treasurer, none of whom need be Directors.

SECTION 3. The Board of Directors may appoint a Vice-Chairman of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

SECTION 4. The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

SECTION 5. The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

SECTION 6. The CHAIRMAN OF THE BOARD shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

SECTION 7. The VICE-CHAIRMAN shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform other such duties as the Board of Directors may from time to time prescribe.

SECTION 8. The PRESIDENT shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

SECTION 9. The VICE-PRESIDENTS shall act under the direction of the President and in absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

SECTION 10. The SECRETARY shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and will perform other such duties as may be prescribed by the President or the Board of Directors.

SECTION 11. The ASSISTANT SECRETARIES shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform other such duties and have such other powers as the President and the Board of Directors may from time to time prescribe.

SECTION 12. The TREASURER shall act under the direction of the President. Section Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all money and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

         If required by the Board of Directors, the Treasurer shall give the corporation a bond in such sum and with such surety as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

SECTION 13. The Assistant Treasurers in order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

                                    ARTICLE 9

                              CERTIFICATES OF STOCK

SECTION 1. Every stockholder shall be entitled to have a certificate signed by the President or a Vice- President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more that one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such stock.

SECTION 2. If a certificate is signed (a) by a transfer agent other than the corporation or its employees or (b) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signatures have been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

SECTION 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

SECTION 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duty endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been compiled with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

SECTION 5. The Board of Directors may fix in advance a date not exceeding  sixty
(60) days nor less than ten (IO) days preceding the date of any meeting of stockholders, or the date of the payment of any dividend, or the date of the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the termination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to give such consent, and in the such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote as such meeting, or any adjournment thereof, or to receive such payment of dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after such record date fixed as aforesaid.

SECTION 6. The corporation shall be entitled to recognize the person registered on its books as the owner of the share to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claims to or interest in such shares or shares on the part of any -other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.


                                   ARTICLE 10

                               GENERAL PROVISIONS

SECTION 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

SECTION 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing and maintaining any property of the corporation, or for such other purpose as the Directors shall think conducive to the interests of the corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.


SECTION 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

SECTION 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

SECTION 5. The corporation may or may not have a corporate seal, as may be from time to time determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

                                   ARTICLE 11

                                 INDEMNIFICATION

         Every person who was or is a party or is a threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a Director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a Director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such Directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

         The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the corporation, or is or was serving at the request of the corporation as a Director or officer of another corporation, or as its representative in a partnership, joint venture. trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

         The Board of Directors may form time to time adopt further Bylaws with respect to indemnification and amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

                                   ARTICLE 12

                                   AMENDMENTS

SECTION 1. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

SECTION 2. The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particulars of the Bylaws which shall not be amended by the Board of Directors.

APPROVED AND ADOPTED OCTOBER 22, 1998.

                          CERTIFICATE OF THE SECRETARY

I, Michael Wolf, hereby certify that I am the Secretary of CIGAR KING CORPORATION, and the foregoing Bylaws, consisting of 8 pages, constitute the code of Bylaws of this company as duly adopted at a regular meeting of the Board of Directors of the corporation held on October 22, 1998.

IN WITNESS WHEREOF, I have hereunto subscribed my name on October 22, 1998.

   /s/ "Michael Wolf"
------------------------
Michael Wolf - Secretary